Exhibit 99.1

Press Release

ENLIGHT RENEWABLE ENERGY REPORTS

FIRST QUARTER 2024 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, May 8, 2024 – Enlight Renewable Energy Ltd. (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the first quarter March 31, 2024. The Company’s earnings webcast will be held today at 8:00 AM ET. A link to this webcast can be found at the end of this earnings release.

The entire suite of the Company’s 1Q24 financial results can be found on our IR website at https://enlightenergy.co.il/data/financial-reports/

Financial Highlights

3 months ending March 31, 2024

•	Revenue of $90m, up 27% year over year

•	Adjusted EBITDA[1] of $68m, up 28% year over year

•	Net income of $24m, down 26% year over year

•	Cash flow from operations of $35m, down 36% year over year

•	Reaffirming full year 2024 guidance

First Quarter Business Developments

•	High generation volumes at our wind projects more than offset the impact from low merchant prices in Spain.

•	Our U.S. projects are on schedule. Atrisco Solar and Storage are on track for COD in 2H24. Country Acres, Roadrunner and Quail Ranch, totaling 810 MW and 2.0 GWh are fast approaching Ready to Build.

•	Achieved financial close for European projects Pupin, Tapolca, and AC/DC, totaling 180 MW. Transactions included $137m of long-term debt and $29m of capital recycled back to Enlight.

•	Arad Valley 3, a part of the Israel Solar + Storage cluster, reached COD. Roll out of the remaining 5 sites of the cluster is on track for the rest of this year.

•	Project returns continue to rise, boosted by high PPA pricing and record low equipment costs.

•	No material changes to the Mature Project portfolio since last quarter’s earnings report

“Our results this quarter reflect a very robust start to 2024. Revenue grew by 27% and Adjusted EBITDA grew by 28%, driven by the strong performance of our operational assets. On the back of these strong results, we are pleased to reaffirm our full year Financial Outlook for 2024,” said Gilad Yavetz, CEO of Enlight Renewable Energy.

“Operational performance this quarter was superb. Significantly higher energy generation at our wind projects boosted financial results, and construction plans for 2024 are on schedule. Atrisco will be entirely online by the end of 2024, with the construction of three new flagship projects in the United States set to begin during the second half of the year.”

“Industry trends remain supportive for us, especially in the U.S. Estimates for long term load growth in the U.S. are rising significantly, due to increasing demand for power from onshoring of industry, new data centers, and further penetration of EVs. This is pushing PPA pricing higher, even as equipment costs remain low. As a result, returns continue to rise on the portfolio of projects we are set to construct during the coming years.”

Overview of Financial and Operating Results: Revenue

($ thousands)	For the three-month period ended
Segment	March 31, 2024	March 31, 2023
Israel	28,474	13,838
Central-Eastern Europe	27,999	23,235
Western Europe	31,161	31,788
USA	1,231	-
Management and Construction	1,532	2,133
Total Revenues	90,397	70,994

In the first quarter of 2024, the Company’s revenues increased to $90m, up from $71m last year, a growth rate of 27% year over year. The Company benefited from the revenue contribution of new operational projects, as well as higher production and inflation indexation embedded in our PPAs for already operational projects. This was offset by a decline in revenues driven by lower electricity prices in Spain relative to the prices observed in the same quarter in 2023.

Since the first quarter of 2023, 517 MW and 340 MWh of projects began selling electricity, including Apex Solar in the U.S.; ACDC in Hungary; Genesis Wind in Israel; and seven of the Solar & Storage cluster units in Israel. The Company also benefited from the ramp up of project Björnberget in Sweden which was partially operational in the first quarter of last year. These projects collectively generated $21m of revenue during the first quarter of 2024, with the biggest contributors being Björnberget $7m and Genesis Wind $9m. There was no material net FX impact on the Company’s revenues this quarter.

Growth in revenues was offset by the decline in electricity prices for projects where electricity is sold under a merchant model. Despite a significant increase in production, Gecama revenues fell 6% year over year to $20m, driven by lower power prices in Spain. During the first quarter last year we sold electricity at Gecama at EUR 85 per MWh versus EUR 65 per MWh for the same period this year. See below for a sensitivity analysis on how Spanish electricity prices have a limited impact on our Financial Outlook.

Finally, the accounting reclassification of the remainder of our financial asset projects in Israel to fixed asset projects boosted revenues by $3m, though at the same time removed this sum from the financial income line item.

Financial performance was well-balanced between Western Europe, Central-Eastern Europe (“CEE”) and Israel, with 64% of revenues in the first quarter of 2024 denominated in Euros, 3% in US Dollars, 1% in other European currencies, and 32% denominated in Israeli shekel.

Net Income

In the first quarter, the Company’s net income decreased from $33m last year to $24m this year, a decline of 27% year over year. The drop can be ascribed to the unusually high financial income incurred during the first quarter last year. In 1Q23, we recorded a one-off $12m benefit caused by the depreciation of the Israeli Shekel on the large amount of cash the Company had received following completion of our Nasdaq IPO in February 2023. In addition, we recorded a $2m non-cash gain in 1Q24 stemming from the mark to market of interest rate hedges and a positive revaluation of foreign exchange-denominated liabilities.

Adjusted EBITDA1

In the first quarter of 2024, the Company’s Adjusted EBITDA grew by 28% to $68m compared to $54m for the same period in 2023. The increase was driven by the same factors which affected our revenue increase, while the company overhead increased by $1m year-on-year.

1 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted

Portfolio Overview2

Key changes to the Company’s project portfolio during the first quarter of 2024:

•	Operational portfolio grew by 32 MW and 63 MWh

•	No material changes to the Mature Project portfolio

United States

A majority of our Mature Portfolio and development pipeline is located in the US, and this region will soon become our largest market. In 2024, 1.2 GW and 3.2 GWh of projects are either expected to reach commercial operation or commence construction in this region.

Atrisco, comprising 364 MW of solar and 1.2 GWh of battery, is on schedule to reach COD by the end of 2024, with the solar portion during the third quarter and the storage during the fourth quarter. The solar project is mechanically complete and commissioning work is underway.  Procurement of the batteries for Atrisco Storage has concluded, and the equipment is almost all on site. Work is now underway to connect the initial circuits, while at the same time we continue to progress on closing the financing and tax equity for the storage element.

We are on target to begin construction at our Quail Ranch, Roadrunner, and Country Acres projects this year, which together total 810 MW of generation and over 2 GWh of energy storage. Country Acres has already reached ready to build status, while our other two projects are awaiting their final milestones before commencing construction. Roadrunner is awaiting final government authorizations needed to proceed, while Quail Ranch is awaiting regulatory approval of its executed PPA. We will begin procurement for all three sites in the coming months, while working in earnest on financing packages which are expected to close during the second half of 2024.

We continue to see a very supportive business environment. Costs for both solar panels and batteries have fallen significantly in recent months. Solar module and battery prices are now approximately 25 cents and $170 respectively, down by 35% since the beginning of 2023. These positive fundamentals are boosting our project returns in the U.S. during 2024 and beyond.

Finally, there has been renewed concern regarding possible new trade sanctions aimed at Asian equipment manufacturers. Clenera uses modules supplied from SE Asia and India that are audited by third parties to ensure compliance with today’s UFLPA and AD/CVD rules. If additional sanctions emerge, we have contingency plans in place to limit potential supply chain impact, including use of U.S. assembled bifacial panels and batteries.

 2 As of May 8, 2024, the “Approval Date”

Europe

During the first quarter, the Pupin wind farm in Serbia, with a 94 MW capacity, achieved financial close through a $95m loan arranged by EBRD and Erste. The project is advancing on schedule, with construction having begun in 2Q23, and is expected to reach COD during 2H25. The Tapolca and AC/DC projects in Hungary also reached financial close with a $42m loan from Raiffeisen Bank, resulting in $29m of excess capital recycled back to Enlight. Tapolca, a solar project in Hungary with a capacity of 60 MW, is currently under construction and is on schedule to reach COD during 2H24, while AC/DC, with a generation capacity of 26 MW, is currently operating.

The Gecama Hybrid Solar project with 225 MW of solar and 220 MWh of storage capacity continues to pursue the receipt of its environmental permit from Spanish authorities, which represents the site’s last major development milestone. We are commencing initial engineering work for the project, and subject to receiving the permit, we expect construction to begin during 2H24.

Moving to our operational portfolio, the Gecama Wind project in Spain sold electricity at an average price of EUR 65 per MWh during 1Q24 compared to EUR 85 per MWh last year, as prices fell significantly on the back of high volumes of country-wide renewable power generation. During the quarter, 48% of production was sold at merchant price of EUR 30 per MWh, while 52% of production was sold under a financial hedge at EUR 98 per MWh. The impact of weaker prices was offset by higher-than-usual generation volumes, as well as the hedges we put in place. The volume of electricity generated at Gecama was 20% higher than in 1Q23.

Despite the volatility of electricity prices, Enlight’s hedging strategy provided significant downside protection, and will continue to do so for the rest of the year. Our EUR 100 per MWh hedge will cover 65% of Gecama’s anticipated generation for the rest of 2024, and the sensitivity analysis below demonstrates that our Adjusted EBITDA (taken at the midpoint of the range presented in our Financial Outlook) is only minimally impacted by changes to Spanish electricity prices for the remainder of 2024.

On a broader level, 90% of Enlight’s total generation volumes will be sold at fixed prices this year, whether via PPAs or hedges. Enlight has already begun preparing a hedging strategy for 2025. In this respect, we have entered into futures contracts covering 30% of our estimated generation output for next year at an approximate price of EUR 60 per MWh.

2024 Corporate Adjusted EBITDA Sensitivity[2] to Spanish Merchant Prices
Change in average merchant price for remainder of 2024 (EUR/MWh)[1]	--	-10%	-20%	-30%	-40%	-50%
Change in 2024 Adjusted EBITDA[2]	$245m Mid-point EBITDA guidance	-0.5%	-0.9%	-1.4%	-1.8%	-2.3%

1  Differential from initial 2024 Company budget forecasts of EUR 68.5 / MWh on which the Company’s 2024 Financial Outlook is based at the midpoint. 2 Analysis based on the midpoint of the Company’s 2024 financial outlook of $235-$255 in Adjusted EBITDA and a capture rate of 89%. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted.

Israel

The build out of the Israel Solar + Storage clusters continued with the COD of Arad Valley 3, adding 30 MW and 63 MWh to this project. This is the seventh unit within the cluster, which will ultimately comprise of 12 sites in the north and center of Israel, with a total capacity of 248 MW and 593 MWh. We expect a gradual COD for the remaining five sites through the rest of this year.

Starting in January 2024, the Israeli electricity sector shifted to a fully deregulated market. Enlight continues to expand its presence in this new commercial environment, signing two new corporate PPAs for an equivalent of capacity 50 MW.

Finally, in April 2024, the Company announced the formation of a new subsidiary named Enlight Local, based on the assets acquired from Aria at the end of last year. Enlight Local will focus on Israeli municipal and agri-solar customers, providing solar and storage infrastructure to this segment of our domestic market, a fast-growing area in which until now Enlight was not active.

Financing Arrangements

During the first quarter of 2024, Enlight achieved two financial closings for projects in Central Europe.

•
Project Pupin in Serbia: EBRD and Erste granted a $95m financing package for the construction of the Pupin wind project. It is structured as a fully amortizing 15-year term from the date of COD, with an interest margin of 3.1% to 3.5% above 3-month Euribor.

•
Projects Tapolca and AC/DC in Hungary: Raiffeisen Bank granted a $42m senior project financing facility for the construction of the Tapolca solar project, and the recycling of excess equity in AC/DC. The debt is structured with a 10-year tenor with a 25%-35% balloon payment at the end of the term coupled with an interest margin of 3.0% to 3.4% above 3-month Euribor.

The amount of capital raised last year places the Company in a favorable financial position for 2024, and the Company does not anticipate the need to raise equity for our expansion plan. We also note that sell downs of projects from within our pipeline – whether Mature, Advanced Development, or Early-Stage Development– are to become an increasingly important source of funding, which we intend cultivate further in both 2024 and the years ahead. The Company estimates it will generate capital gains of $15m from sell-downs, likely to be realized towards the end of this year. This figure is included in the Adjusted EBITDA portion of our 2024 financial outlook.

Balance Sheet

The Company maintains $325m of revolving credit facilities, none of which have been drawn as of the balance sheet date. These resources enhance our financial strength and provide additional flexibility to the Company as it delivers on its Mature Project portfolio.

($ thousands)	March 31, 2024
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd, Enlight EU Energies Kft and Enlight Renewable LLC excluding subsidiaries (“Topco”)	87,637
Subsidiaries	162,214
Deposits:
Short term deposits	--
Restricted Cash:
Projects under construction	156,098
Reserves, including debt service, performance obligations and others	32,347
Total Cash	438,296

2024 Financial Outlook

Commenting on the outlook, Enlight Chief Financial Officer Nir Yehuda noted, “The Company exhibited robust financial performance during the first quarter. We are therefore pleased to reaffirm our Revenue and Adjusted EBITDA guidance for 2024.” Details of the 2024 outlook include:

•	Revenue between $335m and $360m

•	Adjusted EBITDA[3] between $235m and $255m

•	90% of 2024’s expected generation output will be sold at fixed prices either through hedges or PPAs.

3 The section titled “Non-IFRS Financial Measures” below contains a description of Adjusted EBITDA, a non-IFRS financial measure discussed in this press release. A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results. We note that “Adjusted EBITDA” measures that we disclosed in previous filings in Israel were not comparable to “Adjusted EBITDA” disclosed in the release and in our future filings.

Conference Call Information

Enlight plans to hold its First Quarter 2024 Conference Call and Webcast on Wednesday, May 8, 2024 at 8:00 a.m. ET to review its financial results and business outlook. Management will deliver prepared remarks followed by a question-and-answer session. Participants can join by dial-in or webcast:

•	Conference Call:

Please dial-in using the following phone numbers, requesting conference ID 4954929:

o	United States/Canada Toll Free: 1 (800) 715-9871

o	International Toll: +1 (646) 307-1963

o	For participants in Israel: (03) 376-1144

•	Webcast:

Please register and join by webcast at the following link:
https://edge.media-server.com/mmc/p/3zqpmx44

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. Approximately one hour after completion of the live call, an archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/info/investors/.

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.co.il/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring other income. Non-recurring other income for the first quarter of 2024 included income recognized in relation to the reduction of earnout we expect to pay as part of the Clenera Acquisition and other income recognized in relation to tax credits for projects in the United States. With respect to other expense (income), as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of, or entire, developed assets from time to time, and therefore includes realized gains and losses from these asset dispositions in Adjusted EBITDA. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments and anticipated trade sanctions, expectations regarding wind production, electricity prices and windfall taxes, and Revenue and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the  following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 9 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Company Contacts

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

Appendix 1 – Financial information
Consolidated Statements of Income

	For the three months ended at March 31
	2024	2023
	USD in	USD in
	Thousands	Thousands

Revenues	90,397	70,994
Cost of sales	(15,436)	(10,253)
Depreciation and amortization	(24,732)	(12,750)
Gross profit	50,229	47,991
General and administrative expenses	(9,731)	(8,073)
Development expenses	(2,418)	(1,375)
Other income	4,808	505
	(7,341)	(8,943)
Operating profit	42,888	39,048

Finance income	8,065	20,377
Finance expenses	(19,493)	(16,363)
Total finance income (expenses), net	(11,428)	4,014

Profit before tax and equity loss	31,460	43,062
Share of losses of equity accounted investees	(144)	(205)
Profit before income taxes	31,316	42,857
Taxes on income	(6,831)	(9,581)
Profit for the period	24,485	33,276

Profit for the period attributed to:
Owners of the Company	16,763	23,994
Non-controlling interests	7,722	9,282
	24,485	33,276
Earnings per ordinary share (in USD)
with a par value of NIS 0.1, attributable to
owners of the parent Company:
Basic earnings per share	0.14	0.22
Diluted earnings per share	0.14	0.20
Weighted average of share capital used in the
calculation of earnings:
Basic per share	117,963,310	109,445,475
Diluted per share	122,889,909	117,820,495

Consolidated Statements of Financial Position as of

	March 31	December 31
	2024	2023
	USD in	USD in
	Thousands	Thousands
Assets

Current assets
Cash and cash equivalents	249,851	403,805
Deposits in banks	-	5,308
Restricted cash	156,098	142,695
Trade receivables	59,002	43,100
Other receivables	73,596	60,691
Current maturities of contract assets	-	8,070
Other financial assets	1,764	976
Total current assets	540,311	664,645

Non-current assets
Restricted cash	32,347	38,891
Other long-term receivables	31,073	32,540
Deferred costs in respect of projects	291,407	271,424
Deferred borrowing costs	995	493
Loans to investee entities	45,315	35,878
Contract assets	-	91,346
Fixed assets, net	3,122,798	2,947,369
Intangible assets, net	288,494	287,961
Deferred taxes assets	9,749	9,134
Right-of-use asset, net	123,042	121,348
Financial assets at fair value through profit or loss	63,430	53,466
Other financial assets	84,499	79,426
Total non-current assets	4,093,149	3,969,276

Total assets	4,633,460	4,633,921

Consolidated Statements of Financial Position as of (Cont.)

	March 31	December 31
	2024	2023
	USD in	USD in
	Thousands	Thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from	357,430	324,666
banks and other financial institutions
Trade payables	65,479	105,574
Other payables	102,200	103,622
Current maturities of debentures	25,848	26,233
Current maturities of lease liability	9,956	8,113
Financial liabilities through profit or loss	12,383	13,860
Other financial liabilities	1,154	1,224
Total current liabilities	574,450	583,292

Non-current liabilities
Debentures	288,939	293,751
Other financial liabilities	55,793	62,020
Convertible debentures	129,431	130,566
Loans from banks and other financial institutions	1,705,609	1,702,925
Loans from non-controlling interests	92,050	92,750
Financial liabilities through profit or loss	33,346	34,524
Deferred taxes liabilities	47,872	44,941
Employee benefits	4,724	4,784
Lease liability	117,834	119,484
Other payables	57,617	60,880
Asset retirement obligation	66,892	68,047
Total non-current liabilities	2,600,107	2,614,672

Total liabilities	3,174,557	3,197,964

Equity
Ordinary share capital	3,293	3,293
Share premium	1,028,532	1,028,532
Capital reserves	59,535	57,730
Proceeds on account of convertible options	15,494	15,494
Accumulated profit	80,473	63,710
Equity attributable to shareholders of the Company	1,187,327	1,168,759
Non-controlling interests	271,576	267,198
Total equity	1,458,903	1,435,957
Total liabilities and equity	4,633,460	4,633,921

Consolidated Statements of Cash Flows

	For the three months ended at March 31
	2024	2023
	USD in	USD in
	Thousands	Thousands

Cash flows for operating activities
Profit for the period	24,485	33,276

Income and expenses not associated with cash flows:
Depreciation and amortization	25,604	13,140
Finance expenses, net	11,486	6,346
Share-based compensation	3,117	1,389
Taxes on income	6,831	9,581
Other income, net	(3,425)	(505)
Company’s share in losses of investee partnerships	144	205
	43,757	30,156

Changes in assets and liabilities items:
Change in other receivables	(2,142)	2,322
Change in trade receivables	(16,909)	(2,384)
Change in other payables	(539)	(3,413)
Change in trade payables	71	807
	(19,519)	(2,668)

Interest receipts	2,928	4,551
Interest paid	(15,624)	(12,064)
Income Tax paid	(798)	(448)
Repayment of contract assets	-	2,640

Net cash from operating activities	35,229	55,443

Cash flows for investing activities
Acquisition of consolidated entities	(1,388)	-
Changes in restricted cash and bank deposits, net	(4,988)	20,086
Purchase, development, and construction in respect of projects	(199,733)	(148,778)
Proceeds from sale (purchase) of short-term financial assets	-	661
measured at fair value through profit or loss, net
Loans provided and Investment in investees	(11,284)	(309)
Repayments of loans from investees	-	12,555
Payments on account of acquisition of consolidated company	(10,851)	(1,073)
Purchase of long-term financial assets measured at fair value	(8,409)	(3,204)
through profit or loss
Net cash used in investing activities	(236,653)	(120,062)

Consolidated Statements of Cash Flows (Cont.)

	For the three months ended at March 31
	2024	2023
	USD in	USD in
	Thousands	Thousands

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	71,371	169,541
Repayment of loans from banks and other financial institutions	(10,448)	(13,135)
Repayment of debentures	(1,284)	(1,300)
Dividends and distributions by subsidiaries to non-controlling interests	(108)	(1,980)
Deferred borrowing costs	(2,682)	(1,005)
Repayment of loans from non-controlling interests	(955)	(663)
Issuance of shares	-	264,045
Repayment of lease liability	(3,671)	(2,395)
Proceeds from investment in entities by non- controlling interest	152	2,679

Net cash from financing activities	52,375	415,787

Increase (Decrease) in cash and cash equivalents	(149,049)	351,168

Balance of cash and cash equivalents at beginning of year	403,805	193,869

Effect of exchange rate fluctuations on cash and cash equivalents	(4,905)	(2,570)

Cash and cash equivalents at end of period	249,851	542,467

Segmental Reporting

	For the three months ended March 31, 2024
	Israel	Central-Eastern Europe	Western Europe	USA	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands

External revenues	28,474	27,999	31,161	1,231	1,532	90,397	-	90,397
Inter-segment revenues	-	-	-	-	1,456	1,456	(1,456)	-
Total revenues	28,474	27,999	31,161	1,231	2,988	91,853	(1,456)	90,397

Segment Adjusted
EBITDA	24,528	24,353	26,354	(142)	668	75,761	-	75,761

Reconciliations of unallocated amounts:
Headquarter costs (*)								(7,606)
Intersegment profit								190
Depreciation and amortization and share-based compensation								(28,721)
Other incomes not attributed to segments								3,264
Operating profit								42,888
Finance income								8,065
Finance expenses								(19,493)
Share in the losses of equity accounted investees								(144)
Profit before income taxes								31,316

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting

	For the three months ended March 31, 2023
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands

External revenues	13,838	23,235	31,788	2,133	70,994	-	70,994
Inter-segment revenues	-	-	-	1,396	1,396	(1,396)	-
Total revenues	13,838	23,235	31,788	3,529	72,390	(1,396)	70,994

Segment Adjusted
EBITDA	13,463	19,747	27,907	751	61,868	-	61,868

Reconciliations of unallocated amounts:
Headquarter costs (*)							(6,055)
Intersegment profit							404
Repayment of contract asset under concession arrangements							(2,640)
Depreciation and amortization and share-based compensation							(14,529)
Operating profit							39,048
Finance income							20,377
Finance expenses							(16,363)
Share in the losses of equity accounted investees							(205)

Profit before income taxes							42,857

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation)

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the three months ended at
	March 31, 2024	March 31, 2023
Net Income	24,485	33,276
Depreciation and amortization	25,604	13,140
Share-based compensation	3,117	1,389
Finance income	(8,065)	(20,377)
Finance expenses	19,493	16,363
Non-recurring other income (*)	(3,264)	-
Share of losses of equity accounted investees	144	205
Taxes on income	6,831	9,581
Adjusted EBITDA	68,345	53,577

* Non-recurring other income comprised the recognition of income related to other income recognized in relation to tax credits for projects in the United States

Appendix 3 - Mature portfolio: 5.4 GW and 5.7 GWh operational by 2027

Appendix 4a)  Segment information: Operational projects

($ thousands)			3 Months ended March 31
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Reported Revenue		Segment Adjusted EBITDA*
			2024	2023	2024	2023	2024	2023
Israel	624	340	251	125	28,474	13,838	24,528	13,463
W. Europe	831	-	578	415	31,161	31,788	26,354	27,907
CEE	342	-	245	219	27,999	23,235	24,353	19,747
USA	106	-	26	-	1,231	-	-142	-
Total Consolidated	1,903	340	1,100	759	88,865	68,861	75,093	61,117
Unconsolidated at Share	12	-
Total	1,915	340
Total Consolidated Q1 Segment Adjusted EBITDA	75,093
Less: 2024 EBITDA for projects that were not fully operational	332
Annualized Consolidated Adjusted EBITDA	299,043
Invested capital for projects that were fully operational as of 01 January 2024	2,680,000
Asset Level Return on Project Costs	11.2%

b)	Operational Projects Further Detail

($ thousands)				3 Months ended March 31, 2024
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Reported Revenue	Segment Adjusted EBITDA*	Debt balance as of March 31, 2024	Ownership %
Emek Habacha	Israel	109	-	6,504		157,862	41%
Genesis	Israel	207	-	9,190		299,323	54%
Haluziot 1	Israel	55	-	4,066		167,410	90%
Sunlight 1+2	Israel	42	-	844		33,900	81%
Solar+Storage Cluster 1.1	Israel	178	340	3,861		151,365	72%
Israel Solar Projects	Israel	33	-	4,009		108,615	98%
Total Israel		624	340	28,474	24,528	918,475
Gecama	Western Europe	329	-	19,606		160,931	72%
Bjorenberget	Western Europe	372	-	7,219		213,992	55%
Picasso	Western Europe	116	-	3,479		77,599	69%
Tully	Western Europe	14	-	857		11,266	50%
Total Western Europe		831	-	31,161	26,354	463,788
Selac	CEE	105	-	9,633		98,775	60%
Blacksmith	CEE	105	-	12,049		92,219	50%
Lukovac	CEE	49	-	4,419		38,939	50%
Attila	CEE	57	-	1,403		32,125	50%
AC/DC	CEE	26	-	495		-	100%
Total Central and Eastern Europe ("CEE")		342	-	27,999	24,353	262,058
Apex Solar	USA	106	-	1,231		-	100%
Total USA		106	-	1,231	(142)	-
Total Consolidated Projects		1,903	340	88,865	75,093	1,644,321
Uncons. Projects at share		12					50%
Total		1,915	340	88,865	75,093	1,644,321

*EBITDA results includes $1m of compensation due to the delay in reaching full production at project Emek Habacha

c)	Projects under construction

Consolidated Projects ($ millions)	Country	Capacity (MW)	Storage Capacity (MWh)	Est. COD	Est. Total Project Cost	Est. Net Capex (Relevant for US projects)****	Capital Invested as of March 31, 2024	Est. Equity Required (%)	Equity Invested as of March 31, 2024	Est. Tax Equity (% of project cost)	Debt balance as of March 31, 2024	Est. First Full Year Revenue	Est. First Full Year EBITDA	Ownership% **	Comments
Atrisco	United States	364	-	Q3 2024	364-383***	158-166	359	18%	100	50%	259	19-20	14-15	100%	PTC
Atrisco Storage	United States	-	1,200	Q4 2024	424-446	254-267	124	14%	124	47%	-	32-34	27-29	100%	ITC
Solar+Storage Clusters	Israel	71	253	2024	117-123	117-123	106	36%*	43	N/A	59	12-13	8-9	67%	Gradual connection on H2/24
Tapolca	Hungary	60	-	H2 2024	47-50	47-50	37	44%	37	N/A	-	8-9	7-8	100%
Pupin	Serbia	94	-	H2 2025	146-154	146-154	36	40%	36	N/A	-	22-23	16-17	100%
Total Consolidated Projects		589	1,453		1,098-1,156	722-760	662		340		318	93-99	72-78
Unconsolidated Projects at share	Israel	19	87	H2 2024	32-34	32-34	27	27%	27	N/A	-	4	3	50%	All numbers, beside equity invested, reflects Enlight share only
Total		608	1,540		1,130-1,190	754-794	689		367		318	97-103	75-81

d)          Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

Major Projects ($ millions)	Country	Generation Capacity (MW)	Storage Capacity (MWh)	Est. COD	Est. Total Project Cost	Est. Net Capex (Relevant for US projects)****	Capital Invested as of March 31, 2024	Est. Equity Required (%)	Equity Invested as of March 31, 2024	Est. Tax Equity (% of project cost)	Est. First Full Year Revenue	Est. First Full Year EBITDA	Ownership %**	Comments
CoBar Complex	United States	1,211	824	H2 2026	1,532-1,610	875-920	26	21%	26	46%	108-114	80-84	100%	PTC & ITC; Comprise of cluster of 3 projects. Additional 3.2GWh storage potential
Rustic Hills 1& 2	United States	256	-	H2 2027	345-363	173-181	21	12%	21	60%	22-23	19-20	100%	ITC
Roadrunner	United States	290	940	H2 2025	536-564	311-327	14	18%	14	48%	48-52	39-41	100%	ITC&PTC
Country Acres	United States	392	688	H2 2026	674-708	472-496	6	13%	6	43%	58-61	47-50	100%	ITC
Quail Ranch	United States	128	400	H2 2025	258-271	136-143	56	12%	56	58%	22-24	18-20	100%	ITC&PTC
Gecama Solar	Spain	225	220	Q4 2025	207-218	207-218	1	25%	1	N/A	38-40	29-31	72%

Other Projects ($ millions)	MW Deployment			Storage Capacity (MWh)	Est. Total Project Cost	Est. Net Capex (Relevant for US projects)****	Capital Invested as of March 31, 2024	Est. Equity Required (%)	Equity Invested as of March 31, 2024	Est. Tax Equity (% of project cost)	Est. First Full Year Revenue	Est. First Full Year EBITDA	Ownership %**	Comments
	2025	2026	2027
United States	-	312	-	-	383-403	244-257	13	19%	13	46%	27-29	21-22	100%	ITC
Europe	-	-	-	460	103-110	103-110	2	45%	2	N/A	34-36	15-16	100%	Stand alone storage estimated COD in 2026
Israel	14	-	38	260	141-147	141-147	4	30%	4	N/A	16-17	11-12	89%	Stand alone storage (260 MWh) estimated COD in 2025
Total	14	312	38	720	627-660	488-514	19		19		78-81	47-50
Uncons. projects at share	-	8	-	28	11-12	11-12	0	30%	0	N/A	1	1	50%	All numbers reflect Enlight share only, COD is estimated to 2026

Total Pre-Construction	2,874 MW		3,820 MWh		4,190-4,406	2,673- 2,811	144		144		375-396	280-297

* The total Solar+Storage Cluster equity required is 27%, the 36% represents only the equity required for the projects that are under construction

** The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight's capital plus a preferred return

*** Project costs is net of reimbursable network upgrades of $68m which are to be reimbursed in first five years of project

**** Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. For certain projects, PTC is assumed, based on the project’s expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. For other projects ITC is assumed at the relevant ITC rate (30% or 40% of costs, if within energy community). The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits.

Appendix 5 – Corporate level (TopCo) debt

($ thousands)	March 31, 2024
Debentures:
Debentures	314,787*
Convertible debentures	129,431
Loans from banks and other financial institutions:
Loans from banks and other financial institutions	116,199
Total corporate level debt	560,417
* Including current maturities of debentures in the amount of 25,848

Appendix 6 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 31st March 2024	1.08	0.27
As of 31st March 2023	1.07	0.28

Average for the 3 months period ended:
March 2024	1.09	0.28
March 2023	1.09	0.28